THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

December 2, 2008

Edward M. Kelly, Esq., Senior Counsel                          VIA EDGAR

Tracey L. McKoy, Staff Accountant

Melissa N. Rocha, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:   Eternal Image, Inc./FORM S-1/Pre-effective Amendment Number 4  (to Original Form SB-2)

Your File Number 333-148695

Original Filing Date – January 16, 2008

Dear Mr. Kelly and Mses. McKoy and Rocha:

On behalf of the above-named Registrant, in response to your letter dated November 19, 2008  (the “Comment Letter”), I hereby submit one marked-up (PDF) version of the above referenced Amendment (to simplify your review) redlined where there are changes from the original Registration Statement and one unmarked version of the subject Amendment (officially filed on EDGAR). Under separate cover, an officer of the Registrant will be sending you, by overnight delivery, two “courtesy” hard signed copies, one marked and the other unmarked

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter. In addition, to changes responsive to the comments, the financial statements have been updated up to and including September 30, 2008, the text has been updated to include the most recent events effecting the Registrant, there has been a general “clean-up” of the text to correct such things as unintended omissions, typographical errors and unnecessary duplication of text, and the dates and financial information in the text have been changed to correspond to the updated financial statements, where appropriate. Furthermore, the amendment contains additional disclosure regarding promissory notes issued by the Registrant and the October 21, 2008  issuance of the U.S. Design Patent (Number  D579,172 S)  for its American Kennel Club Urn.

Finally,  there are additional exhibits, including copies of  previously (inadvertently) omitted promissory notes and the  aforementioned recently granted design patent.

Mr. Kelly and Mses. McKoy and Rocha/Eternal Image, Inc.

December 2, 2008

1. BUSINESS-Note 9 to the financial statements has been revised (corrected) so that is it consistent with the disclosure in the section referenced in the Comment Letter indicating that the Registrant outsources all of its manufacturing to (now) FIVE primary manufacturers/suppliers that work on a purchase order basis.

2. LICENSING AGREEMENTS- (page 15) [Regarding the June 30, 2008, expiration of The Vatican Collection Licensing Agreement] -Where appropriate, disclosure throughout the registration statement has been revised to indicate that The Vatican Library Collection  license agreement expired on June 30, 2008, and that the Registrant is currently negotiating with that licensor to enter a new agreement. These revisions are found in the sections entitled “Our Business and Strategy” on page 2, “Licensing Agreements” on page 15, and “Overview” on page 42 There is also a related revision where the disclosure lists current licensors (revised risk factor entitled “We are dependent upon our brand licensing arrangements for the uniqueness of our products” on page 4).  However, the two of the examples that the Staff presented in this comment (number 2), do not require revision (“Sales and Marketing Strategy” on page 13 and “Products and Product Design” on page 14) since they do not reference the licensing agreements, but instead reference “products that are inspired by ...”  and “design patents pending”, respectively.

3. LICENSING AGREEMENTS- (page 15) [Regarding the “Sell-Off” provision of The Vatican Collection Licensing Agreement] – The revised disclosure referred to in comment number 3 incorrectly indicated that the “sell-off” arrangement with this licensor was an verbal (oral) agreement. Actually, this arrangement is covered in the expired license agreement (exhibit 10.15) under Section 20.5- “Disposition of Inventory Upon Expiration". The disclosure  has been revised to correct this error.

4. EMPLOYEES-The disclosure in this section regarding Mr. Parliament’s part-time status is correct. However, the similar disclosure in the section entitled “Employment Agreements; Compensation “ on page 52 was not and has now been revised to indicate that Mr. Parliament devotes 20-25 hours a week  to the Registrant.

5. FINANCIAL STATEMENTS - Note 1 – Summary of Significant Accounting Policies- Note 1 has been revised to indicate the value assigned to the acquisition of $52,200 which was the fair value determined at the par value of the stock issued. Both Note 1 and the Statement of Changes in Stockholders’ Equity (deficit) have been revised for the 62,700,000 shares opening balance (the 52,200,000 plus the 10,500,000 shares) to reflect both the 4 for 1 split of February 2006 and the 1 for 20 reverse split of January 2008. Note 7 has also been revised to show these splits retroactively.

6. FINANCIAL STATEMENTS - Note 4 – Long Term Debt – Please disregard previous responses to this comment in connection with the long term debt. The original issuance of the $650,000, 20% note payable to North Atlantic Resources, LTD was accounted for by a debit to the cash account and a credit to the loan (note) account. For your further understanding, attached pleased find two separate explanatory documents, one is entitled “Eternal Image, Inc. Conversion of $650,000 Debt Instrument from North Atlantic Resources”, and the other is entitled “Eternal Image, Inc. Journal entries recording North Atlantic Resources activity”.

7. FINANCIAL STATEMENTS - Note 7 - Stockholders’ Equity – Warrants - The 6,000,000 warrants issued in 2006 and expiring in 2011 have been reflected in the statement of changes in stockholders’ equity (deficit) at their fair value of $15,000 as a debit and credit to additional paid in capital due to their immateriality. They are now shown as 1,200,000 warrants to retroactively reflect the 4 for 1 split and 1 for 20 splits

8. LIQUIDITY AND CAPITAL RESOURCES  [Regarding material covenants of debt issuances] – In the second paragraph of this section, immediately above the table of promissory notes, a sentence has been added that indicates that there are no financial or non-financial covenants related to the Registrant’s debt issuances. A similar statement has also been added in financial statement Note  4.

Mr. Kelly and Mses. McKoy and Rocha/Eternal Image, Inc.

December 2, 2008

9. LIQUIDITY AND CAPITAL RESOURCES  [Regarding new exhibits describing the orally agreed upon extension of  the due date of certain  promissory notes]  – An additional 19 exhibits have been added; one for each promissory note whose due date has been extended by oral agreement. Each new exhibit contains a description of the oral extension agreement terms. They are Exhibit 10.48through 10.66.

Please contact the undersigned should you have any questions or comments in connection with this filing.

Thank you for your anticipated prompt attention to this filing.

Very truly yours,

Enclosure

TEB:bc

cc:   Clint Mytych

James Parliament

William Baker

John Demetrius, CPA

Josh Pollack, CPA

Eternal Image, Inc.
Conversion of $650,000 Debt Instrument
from North Atlantic Resources
2007 and 2008

For guidance we referred to Bennett Point Associates, LLC website,(bennettpoint.com);
Insight into derivatives, beneficial conversion features, and other complex accounting issues.

Definitions and Values of Terms used:

Conversion Price =$.002 per Note page 3 (paragraph(3(b)(ii))) of the Note.

Fair Value per share at 1/18/2008=$.035 (the Settlement Date)

Fair Value per share at 11/15/2007=$.0031 (The Commitment Date also known as the Issuance Date of the Convertible Note)

Conversion Period-The period of time from the issuance date of the note (11/15/2007) to the first date the holder may exercise the right to conversion (11/30/2007).

Calculation of Intrinsic Value of the Beneficial Conversion:

Intrinsic Value =difference between the conversion price and the fair value of the common stock into which the security is convertible.

Conversion Price	$ 0.0020
Fair Value per share @ 11/15/2007 (The Commitment Date)	$ 0.0031
=Intrinsic Value of Conversion per share	$ 0.0011
34,045,400 shares needed to satisfy $650,000 Note plus $30,908 interest.	
34,045,400 shares needed for conversion @ intrinsic value ($0.0011)	$ 37,450
Intrinsic Value of the Conversion	$ 37,450
Proceeds Realized (Face Value of Note)	$ 650,000
Beneficial Conversion (lesser of intrinsic value or proceeds realized)	**$ 37,450**

The benefical conversion is being expensed from the issuance date (11/15/2007) through the first date the holder may exercise the conversion right (11/30/2007).

Award of Stock for Consultation:

Remainder of shares issued (at 1/18/2008): 20,407,540 Shares @.035 (Value at Settlement Date)	$ 714,264

Summary of Shares Issued:

Shares issued for Note Settlement	34,045,400
Shares issued for Consultation	20,407,540
Total Shares Issued this Transaction	54,452,940